LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

April 23, 2007	TSX-V Trading symbol: LVN
U.S. OTC symbol: LVNVF
Berlin & Frankfurt LO9

EXPLORATION PROGRAM PLANNED FOR NORMA SASS AND RUF CLAIMS

Ron Tremblay, President of Levon Resources Ltd. (the “Company”) is pleased to announce that an exploration drill program is being planned for the Company’s Norma Sass and Ruf Claims in Nevada. The claims are jointly held with Coral Gold Resources Ltd. and the properties are strategically located adjoining Barrick’s Pipeline Deposit.

Permits are being applied for and further announcements will be made upon their receipt.

The Company is fully funded to carry out the 2007 program.

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.